EXHIBIT 99.4

CERTIFICATION

I, Harkirat (Raj) Grover, Chief Executive Officer High Tide Inc., certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of High Tide Inc.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 15, 2024

By: /s/ Harkirat (Raj) Grover
Name: Harkirat (Raj) Grover
Title: Chief Executive Officer